Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2015	2014	2013	2012	2011
Earnings (losses):
Earnings (loss) before income taxes	$4,221	$1,110	$637	$(657)	$848
Add (deduct):
Fixed charges, from below	1,429	1,655	1,627	1,514	2,005
Amortization of capitalized interest	12	12	11	9	7
Distributed earnings of affiliates	1	1	—	—	1
Interest capitalized	(49)	(52)	(49)	(37)	(32)
Equity earnings in affiliates	(2)	(1)	(1)	(4)	(6)

Earnings as adjusted	$5,612	$2,725	$2,225	$825	$2,823

Fixed charges:
Interest expense	$670	$742	$781	$823	$937
Portion of rent expense representative of the interest factor (a)	759	913	846	691	1,068

Fixed charges	$1,429	$1,655	$1,627	$1,514	$2,005

Ratio of earnings to fixed charges	3.93	1.65	1.37	(b)	1.41

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.